UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009

Commission File Number: 001-34238

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: February 24, 2009

Exhibit Index

Page

Exhibit 99.1	4

Exhibit 99.1
The9 Limited Reports Fourth Quarter and Fiscal Year 2008
Unaudited Financial Results

Shanghai, China — February 23, 2009. The9 Limited (NASDAQ: NCTY) (“The9”), a leading online game operator and developer in China, announced today its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008.
Fiscal Year 2008 Financial Highlights:
•	Net revenues for fiscal year 2008 increased by 33% to RMB1.71 billion (US$250.4 million) from RMB1.28 billion (US$187.6 million) for fiscal year 2007.
•	For fiscal year 2008, net income was RMB348.3 million (US$51.1 million), a 45% increase from RMB240.9 million (US$35.3 million) for fiscal year 2007.
•	Fully diluted earnings per share and per ADS for fiscal year 2008 was RMB12.57 (US$1.84), a 44% increase over RMB8.72 (US$1.28) in fiscal year 2007.
Fourth Quarter 2008 Financial Highlights:
•	Net revenues were RMB405.1 million (US$59.4 million), representing a 1% decrease from RMB408.4 million (US$59.9 million) in the third quarter of 2008 and 4% decrease from RMB423.7 million (US$62.1 million) in the fourth quarter of 2007.
•	Net income was RMB44.4 million (US$6.5 million), representing a decrease of 55% from RMB98.4 million (US$14.4 million) in the third quarter 2008 and 48% from RMB86.0 million (US$12.6 million) in the fourth quarter 2007.
•	Fully diluted earnings per share and per ADS for the fourth quarter of 2008 was RMB1.62 (US$0.24), compared to RMB3.56 (US$0.52) for the third quarter of 2008 and RMB2.93 (US$0.43) for the fourth quarter of 2007.
•	The decrease in net income compared with the third quarter of 2008 and the fourth quarter of 2007 was primarily due to an impairment charge of RMB24.0 million (US$3.5 million) to reflect the full impairment of an investment in an online game development company in Korea.

Commenting on the fourth quarter and fiscal year 2008 results, Jun Zhu, Chairman and Chief Executive Officer of The9 said, “Despite the global financial crisis started late last year, we still achieved remarkable financial results in 2008. Blizzard Entertainment®*’s World of Warcraft® continued to enjoy high popularity and tremendous growth. We maintained high peak concurrent users (PCU) level of around 1 million starting the second quarter of 2008 and the average concurrent users (ACU) level has improved by 25% from 360,000 in 2007 to 449,000 in 2008.”
“Given our strong pipeline of new games scheduled to be launched in 2009, including EA SPORTSTM FIFA Online 2, Audition 2, Atlantica and our proprietary game Warriors of Fate OnlineTM, we believe The9 is well positioned to leverage the tremendous growth of China’s online game market and provide solid long term value to our shareholders. In recognition of the continued support of our shareholders, we paid $1.11 dividend per share in early February 2009, amounting to US$29.4 million, to our shareholders. As well as actively repurchased shares in the open market throughout 2008. We have full confidence that we will provide significant value to our shareholders,” Xiaowei Chen, President of The9 commented.
Unaudited Fourth Quarter and Fiscal Year 2008 Results
Revenues
For the fourth quarter of 2008, total gross revenues were RMB427.4 million (US$62.7 million), representing a decrease of 1% from RMB431.1 million (US$63.2 million) in the third quarter of 2008 and a decrease of 4% from RMB447.5 million (US$65.6 million) in the fourth quarter of 2007. Total net revenues were RMB405.1 million (US$59.4 million), representing a decrease of 1% from RMB408.4 million (US$59.9 million) in the third quarter of 2008 and a decrease of 4% from RMB423.7 million (US$62.1 million) in the fourth quarter of 2007.
For fiscal year 2008, total net revenues for fiscal year 2008 were RMB1.71 billion (US$250.4 million), increased by 33% from RMB1.28 billion (US$187.6 million) in fiscal year 2007.
For the fourth quarter of 2008, net revenues attributable to the operations of time-based game, which included revenues from game playing time, merchandise and installation package sales, were RMB380.0 million (US$55.7 million), representing a 2% increase from RMB373.7 million (US$54.8 million) in previous quarter and a 2% decrease from RMB387.5 million (US$56.8 million) in the fourth quarter of 2007. The sequential increase compared with previous quarter was mainly due to the rebound in concurrent user level after the launch of Blizzard Entertainment®’s Echoes of Doom content update for World of Warcraft®.
For fiscal year 2008, net revenues attributable to the operations of time-based game, which included revenues from game playing time, merchandise and installation package sales revenues, were RMB1.56 billion (US$229.0 million), representing a 33% increase from RMB1.18 billion (US$172.8 million) in fiscal year 2007. The increase was mainly because of the continuing growth

* Wrath of the Lich King®, Blizzard Entertainment®, and World of Warcraft® are trademarks or registered trademarks of Blizzard Entertainment, Inc. in the U.S. and/or other countries.

of PCU and ACU levels for World of Warcraft®.
For the fourth quarter of 2008, net revenues attributable to the operations of item-based games, which included revenues from item sales and installation package sales, were RMB23.6 million (US$3.5 million), representing a 29% decrease from RMB33.3 million (US$4.9 million) in previous quarter and a 40% decrease from RMB39.4 million (US$5.8 million) in the fourth quarter of 2007. The decrease was mainly due to Soul of the Ultimate Nation™ (“SUN”)’s decline in paying users.
For fiscal year 2008, net revenues attributable to the operations of item-based games, which included revenues from item sales and installation package sales, were RMB 141.2 million ($20.7 million), representing a 60% increase from RMB 88.2 million (US$12.9 million). The increase in such revenues was mainly because full year revenues were recognized on SUN and Granado Espada in 2008 and compared to seven months and two months, respectively, in 2007.
Gross Profit
For the fourth quarter of 2008, gross profit was RMB177.4 million (US$26.0 million), representing a 2% decrease from RMB180.9 million (US$26.5 million) in previous quarter and 12% decrease from RMB202.5 million (US$29.7 million) in the fourth quarter of 2007. Gross profit margin for the fourth quarter 2008 was 43.8%, compared with 44.3% in previous quarter and 47.8% in the fourth quarter of 2007. The fluctuation in gross profit margin is in line with revenues because certain components of cost of services do not change in proportion to sales levels.
For fiscal year 2008, gross profit increased by 35% to RMB780.3 million (US$114.4 million) from RMB579.6 million (US$84.9 million) in fiscal year 2007. The year-over-year increase of gross profit was mainly due to increased revenues. Gross profit margin for fiscal year 2008 was 45.7%, compared with 45.3% for fiscal year 2007.
Operating Expenses
For the fourth quarter of 2008, total operating expenses were RMB119.7 million (US$17.5 million), representing a 16% increase from RMB103.0 million (US$15.1 million) in the previous quarter and relatively stable compared to RMB122.6 million (US$18.0 million) in the same period of last year. The sequential increase in operating expenses was mainly due to increased product development expenses relating to talent recruitment and the research and development expenses incurred by the consolidated entities focusing on game development; increased sales and marketing expenses relating to the warm up for the coming launches of Blizzard Entertainment®’s second World of Warcraft® expansion, Wrath of the Lich King®, and EA SPORTS™FIFA Online and the increase in ground promotion force and channel expansion expense to penetrate into second and third tier cities; as well as increased general and administrative expenses due to the increase in share-based compensation.

For fiscal year 2008, operating expenses totaled RMB417.0 million (US$61.1 million), a 21% increase from RMB343.7 million (US$50.4 million) for fiscal year of 2007. This was primarily due to increase in product development expenses and general and administrative expenses for the foregoing reasons.
For the fourth quarter of 2008, non-cash share-based compensation expenses were RMB15.7 million (US$2.3 million), compared to RMB12.2 million (US$1.8 million) in the third quarter of 2008 and RMB15.4 million (US$2.3 million) in the fourth quarter of 2007. The increase in share-based compensation expenses was primarily due to the grant of share options and equity warrants in the fourth quarter of 2008. Share-based compensation expenses included in cost of services, product development, sales and marketing, and general and administrative expenses were RMB0.04 million (US$0.01 million), RMB0.6 million (US$0.09 million), RMB0.2 million (US$0.04 million), and RMB14.8 million (US$2.2 million), respectively, for the fourth quarter of 2008, and RMB0.08 million (US$0.01 million), RMB0.2 million (US$0.02 million), RMB0.4 million (US$0.06 million), and RMB11.6 million (US$1.7 million), respectively, for the third quarter of 2008.
For fiscal year of 2008, non-cash share based compensation expenses were RMB52.0 million (US$7.6 million), compared to RMB46.7 million (US$6.8 million) in fiscal year 2007. Share-based compensation expenses included in cost of services, product development, sales and marketing and general and administrative expenses were RMB0.3 million (US$0.04 million), RMB1.0 million (US$0.2 million), RMB1.4 million (US$0.2 million), and RMB49.3 million (US$7.2 million), respectively, for the fiscal year 2008, and RMB0.4 million (US$0.06 million), RMB2.3 million (US$0.3 million), RMB3.2 million (US$0.5 million), and RMB40.8 million (US$6.0 million), respectively, for fiscal year 2007.
Interest Income
Interest income for the fourth quarter of 2008 was RMB14.0 million (US$2.0 million), compared to RMB15.4 million (US$2.3 million) in the third quarter of 2008 and RMB18.6 million (US$2.7 million) in the fourth quarter of 2007. The quarter-over-quarter decrease of interest income was primarily due to a reduction in bank interest rate.
For fiscal year 2008, interest income was RMB56.7 million (US$8.3 million), compared to RMB50.7 million (US$7.4 million) in fiscal year 2007. This was mainly due to an increase in cash balance in 2008 compared to 2007 which offset the effect of a reduction in bank interest rate.
Other (Expenses) Income, Net
Other expenses for the fourth quarter of 2008 were RMB1.1 million (US$0.2 million), compared to other income of RMB11.2 million (US$1.6 million) in the third quarter of 2008 and other expense of RMB17.2 million (US$2.5 million) in the fourth quarter of 2007. The sequential difference was mainly because of the receipt of a government subsidy of RMB 12.0 million (US $1.8 million) in the third quarter of 2008. The decrease in other expenses compared to the fourth quarter of 2007 was mainly because of the decrease in foreign exchange losses.
For fiscal year 2008, other expenses were RMB19.0 million (US$2.8 million), compared to RMB30.1 million (US$4.4 million) in fiscal year 2007. The decrease was mainly due to the decrease in foreign exchange losses.
Income Tax Benefit (Expense)
Income tax expenses for the fourth quarter of 2008 were RMB1.4 million (US$0.2 million), compared to RMB6.4 million (US$0.9 million) in the third quarter of 2008 and income tax benefit of RMB6.7 million (US$1.0 million) in the fourth quarter of 2007. The effective tax rate for the fourth quarter is 2%. The decline in effective tax rate compared to the third quarter was primarily due to the company obtaining approval for High and New Technology Enterprise (“HNTE”) status in the fourth quarter. The applicable tax rate for an HNTE is 15%, as compared to the general statutory tax rate of 25%. This preferential status is effective retroactively to January 1, 2008 . The income tax benefit in the fourth quarter of 2007 was mainly due to the recognition of deferred taxes assets reflecting the change of enacted tax rate.
For fiscal year 2008, income tax expense was RMB25.2 million (US$3.7 million) with an effective income tax rate of 6%, compared to income tax expense of RMB9.3 million (US$1.4 million) with an effective income tax rate of 4% in the fiscal year 2007. This was mainly due to the reversal of deferred taxes in 2007.
Impairment Loss on Investment
In this quarter, we recognized an impairment loss of RMB24.0 million (US$3.5 million), while there were no comparable impairment losses in previous quarters. Before this quarter, the impairment losses we recognized in 2007 and from first quarter to third quarter of 2008 were RMB0.6 million (US$0.09 million) in fourth quarter 2007 and RMB1.9 million (US$0.3 million) in first quarter 2008. The impairment loss in this quarter was related to our investment in an online game development company in Korea.
Net Income
For the fourth quarter of 2008, net income was RMB44.4 million (US$6.5 million), a decrease of 55% from RMB98.4 million (US$14.4 million) in the third quarter 2008 and a decrease of 48% from RMB86.0 million (US$12.6 million) in the fourth quarter 2007.
Fully diluted earnings per share and per ADS for the fourth quarter of 2008 was RMB1.62 (US$0.24), compared to RMB3.56 (US$0.52) for the third quarter of 2008 and RMB2.93 (US$0.43) for the fourth quarter of 2007.
For fiscal year 2008, net income was RMB348.3 million (US$51.1 million), a 45% increase from

RMB240.9 million (US$35.3 million) for fiscal year 2007.
Fully diluted earnings per share and per ADS for fiscal year 2008 was RMB12.57 (US$1.84), compared to RMB8.72 (US$1.28) in fiscal year 2007.
For the fourth quarter of 2008, non-GAAP adjusted net income was RMB123.1 million (US$18.0 million) compared to that of RMB177.3 million (US$26.0 million) for the previous quarter and RMB176.9 million (US$25.9 million) for the same period of last year. For the fourth quarter of 2008, fully diluted non-GAAP adjusted net income per share was RMB4.49 (US$0.66), compared to RMB6.41 (US$0.94) for the third quarter of 2008 and RMB6.02 (US$0.88) in the fourth quarter of 2007.
For fiscal year 2008, non-GAAP adjusted net income totaled RMB693.2 million (US$101.6 million) compared that of RMB559.9 million (US$82.1 million) for fiscal year 2007. For fiscal year 2008, fully diluted non-GAAP adjusted net income per share was RMB25.02 (US$3.67) compared to RMB20.26 (US$2.97) for fiscal year 2007.
Cash and Cash Equivalents and Short Term Investment
As at December 31, 2008, the Company’s total cash and cash equivalents and short term investment were RMB2.22 billion (US$325.5 million), compared to RMB2.24 billion (US$327.9 million) as at September 30, 2008 and RMB2.22 billion (US$324.7 million) as at December 31, 2007. The quarter-over-quarter change is the net effect of net cash inflows from sales of prepaid game points and cash payment on share repurchase. The year-over-year change is the net effect of cash inflow from sales of prepaid game points and cash payments in connection with royalty payment, purchase of investments in equity investees and share repurchase.
Special Cash Dividend
On January 19, 2009, The9 declared a special cash dividend to our shareholders, which amounting to US$29.4 million or $1.11 per share and which was paid in early February.
Update on Stock Repurchase Program
On September 12, 2008, The9 announced that its board of directors authorized a buy-back of up to US$50 million of its American Depositary Shares (“ADS”). As of December 31, 2008, The9 had spent approximately US$9.7 million on share repurchase. The share repurchase program will end on September 12, 2009.
Currency Convenience Translation
The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2008,

which was RMB6.8225 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.
Use of Non-GAAP Measure
To supplement the consolidated financial statement information, set forth at the end of this release, presented in accordance with accounting principles generally accepted in the United States (“GAAP”), The9 uses a non-GAAP measure of non-GAAP adjusted net income, which is adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude certain expenses. The non-GAAP financial measure is provided to enhance investors’ overall understanding of the Company’s operating performance.
Non-GAAP adjusted net income is defined as earnings before depreciation of property, equipment and software, amortization of land use right and intangibles, share-based compensation, foreign exchange loss and income tax expenses/benefits, as applicable. The use of non-GAAP adjusted net income has certain limitations. Depreciation of property, equipment and software, amortization of land use right and intangibles and income tax expenses/benefits have been and will be incurred and are not reflected in the presentation of non-GAAP adjusted net income. Each of these items should also be considered in the overall evaluation of our results. Non-GAAP adjusted net income should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, and income tax expenses/benefits in our reconciliations to the GAAP financial measure, share-based compensation and income tax expenses/benefits in our reconciliations to the GAAP financial measure, which should be considered when evaluating our performance. Non-GAAP adjusted net income is not defined under GAAP, and our non-GAAP adjusted net income is not a measure of net income, operating income, or any operating performance measure that is calculated in accordance with GAAP. In addition, our non-GAAP adjusted net income may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate non-GAAP adjusted net income in the same manner as we do. For more information on this non-GAAP financial measure, please see the tables captioned “Reconciliation of GAAP to non-GAAP results” set forth at the end of this release.
Conference Call / Webcast Information
The9’s management team will host a conference call on Monday, February 23, 2009 at 8:00 PM, U.S. Eastern Time (corresponding to Tuesday, February 24, 2009 at 9:00 AM, Beijing Time to present an overview of The9’s financial performance and business operations.
Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-213-8897, password “95741263”. In the U.S., members of the financial community may also participate in the call by dialing toll-free +1-866-543-6405, password “95741263”. A replay of the call will be available through March 3, 2009. The dial-in details for the replay: U.S. toll free number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “19380028”.

The9 Limited will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s web site www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited Q408 and FY2008 Earnings Conference Call” and follow the instructions.
About The9 Limited
The9 Limited is a leading online game operator and developer in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Blizzard Entertainment®’s World of Warcraft®, Soul of The Ultimate NationTM, Granado Espada, and its first proprietary MMORPG, Joyful Journey WestTM, in mainland China. It has also obtained exclusive licenses to operate additional MMORPGs and advanced casual games in mainland China, including EA SPORTSTM FIFA Online 2, Audition 2, Atlantica, Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, HuxleyTM and Field of Honor. In addition, The9 is also developing various proprietary games, including Warriors of Fate OnlineTM and others.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:
Ms. Phyllis Sai
IR Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com
Website: http://www.corp.the9.com/

— Tables follow —

THE9 LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION
(Expressed in Renminbi — RMB and US Dollars — US$, except share data)

	Quarter Ended				Year Ended
	December 31, 2007	September 30, 2008	December 31, 2008	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
Revenues:
Online game services	451,447,519	429,341,753	426,020,592	62,443,473	1,330,977,217	1,796,690,329	263,347,795
Game operating support, website solutions and advertisement	(3,574,062)	93,288	118,972	17,438	8,544,472	598,797	87,768
Other revenues	(392,690)	1,621,709	1,290,119	189,098	10,607,755	5,218,199	764,851

	447,480,767	431,056,750	427,429,683	62,650,009	1,350,129,444	1,802,507,325	264,200,414
Sales Taxes	(23,829,498)	(22,613,391)	(22,302,727)	(3,268,996)	(70,522,616)	(94,449,325)	(13,843,800)

Net Revenues	423,651,269	408,443,359	405,126,956	59,381,013	1,279,606,828	1,708,058,000	250,356,614

Cost of Services	(221,122,594)	(227,582,950)	(227,745,825)	(33,381,579)	(700,046,829)	(927,722,744)	(135,979,882)

Gross Profit	202,528,675	180,860,409	177,381,131	25,999,434	579,559,999	780,335,256	114,376,732
Operating Expenses:
Product development	(12,423,659)	(21,209,361)	(24,492,343)	(3,589,937)	(41,430,087)	(73,819,607)	(10,820,023)
Sales and marketing	(32,765,596)	(24,828,740)	(29,748,961)	(4,360,419)	(103,263,236)	(103,725,123)	(15,203,389)
General and administrative	(58,704,868)	(56,939,318)	(65,449,176)	(9,593,137)	(180,297,691)	(239,442,036)	(35,095,938)
Impairment of intangible asset	(18,704,416)	—	—	—	(18,704,416)	—	—

Total operating expenses:	(122,598,539)	(102,977,419)	(119,690,480)	(17,543,493)	(343,695,430)	(416,986,766)	(61,119,350)

Profit from operations	79,930,136	77,882,990	57,690,651	8,455,941	235,864,569	363,348,490	53,257,382
Interest income	18,607,576	15,423,866	13,972,458	2,047,997	50,655,699	56,690,807	8,309,389
Other (expenses) income, net	(17,208,818)	11,211,080	(1,082,325)	(158,641)	(30,053,620)	(18,967,099)	(2,780,080)

Income before income tax benefit (expense), impairment loss on investment, share of loss in equity investments and minority interests	81,328,894	104,517,936	70,580,784	10,345,297	256,466,648	401,072,198	58,786,691
Income tax benefit (expense)	6,726,258	(6,357,157)	(1,358,578)	(199,132)	(9,268,632)	(25,216,212)	(3,696,037)

Income before impairment loss on investment,share of loss in equity investments and minority interests	88,055,152	98,160,779	69,222,206	10,146,165	247,198,016	375,855,986	55,090,654
Impairment loss on investment	(627,380)	—	(24,020,108)	(3,520,719)	(627,380)	(25,922,363)	(3,799,540)
Share of loss in equity investments, net of taxes	(1,418,289)	(250,417)	(994,469)	(145,763)	(5,678,682)	(2,241,135)	(328,492)
Minority interests	—	475,663	179,071	26,247	—	654,734	95,967

Net income	86,009,483	98,386,025	44,386,700	6,505,930	240,891,954	348,347,222	51,058,589

Other comprehensive income	13,643,131	—	—	—	13,643,131	—	—

Comprehensive Income	99,652,614	98,386,025	44,386,700	6,505,930	254,535,085	348,347,222	51,058,589

Earnings per share
- Basic	2.94	3.56	1.62	0.24	8.79	12.59	1.85

- Diluted	2.93	3.56	1.62	0.24	8.72	12.57	1.84

Weighted average shares outstanding
- Basic	29,230,396	27,609,689	27,410,714	27,410,714	27,406,263	27,664,687	27,664,687

- Diluted	29,374,682	27,657,378	27,410,714	27,410,714	27,640,626	27,704,201	27,704,201

THE9 LIMITED
CONSOLIDATED BALANCE SHEET INFORMATION
(Expressed in Renminbi — RMB and US Dollars — US$)

	As at
	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
Assets
Current Assets
Cash and cash equivalents	2,215,281,857	2,152,585,574	315,512,728
Short term investment	—	68,039,221	9,972,770
Accounts receivable	26,654,274	28,265,038	4,142,915
Due from related parties	—	637,708	93,471
Advances to suppliers	8,943,273	10,127,063	1,484,362
Prepayments and other current assets	39,064,809	75,859,061	11,118,954
Prepaid royalties	71,937,382	142,725,743	20,919,860
Deferred costs	47,759,013	57,237,238	8,389,482
Deferred tax assets, current	5,118,345	5,604,862	821,526

Total current assets	2,414,758,953	2,541,081,508	372,456,068

Investments in equity investees	18,236,274	291,642,529	42,747,164
Available-for-sale investment	29,218,400	29,218,400	4,282,653
Property, equipment and software, net	344,393,472	277,305,841	40,645,781
Goodwill	30,199,751	30,199,751	4,426,493
Intangible assets	277,264,136	203,673,697	29,853,235
Land use right	83,719,665	81,798,755	11,989,557
Prepayment for equipments	18,500,000	46,500,000	6,815,683
Long-term deposits	454,212	—	—
Deferred tax assets, non-current	29,356,533	17,107,459	2,507,506

Total Assets	3,246,101,396	3,518,527,940	515,724,140

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	48,946,062	29,758,563	4,361,827
Due to related parties	77,052	—	—
Income tax payable	2,329,457	56,680	8,308
Other taxes payable	55,234,788	99,226,613	14,544,025
Advances from customers	118,156,157	144,040,476	21,112,565
Deferred revenue	166,916,111	205,268,848	30,087,043
Other payables and accruals	48,351,220	69,423,536	10,175,674

Total current liabilities	440,010,847	547,774,716	80,289,442

Minority interests	—	—	—

Shareholders’ Equity
Ordinary shares (US$0.01 par value; 28,763,188 shares issued and outstanding as of December 31, 2007, 26,817,688 shares issued and outstanding as of December 31, 2008)	2,350,463	2,190,645	321,091
Additional paid-in capital	2,218,516,672	2,128,607,581	311,998,180
Statutory reserves	20,745,422	24,836,354	3,640,360
Accumulated other comprehensive income	13,643,131	13,643,131	1,999,726
Retained earnings	550,834,861	801,475,513	117,475,341

Total shareholders’ equity	2,806,090,549	2,970,753,224	435,434,698

Total liabilities and shareholders’ equity	3,246,101,396	3,518,527,940	515,724,140

THE9 LIMITED
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(Expressed in Renminbi — RMB and US Dollars — US$, except share data)

	Quarter Ended				Year Ended
	December 31, 2007	September 30, 2008	December 31, 2008	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	86,009,483	98,386,025	44,386,700	6,505,930	240,891,954	348,347,222	51,058,589
Depreciation of property, equipment and software	31,892,278	35,299,498	36,330,126	5,325,046	122,658,271	139,417,107	20,434,900
Amortization of land use right and intangible assets	23,701,756	24,227,801	24,227,804	3,551,162	89,306,176	96,511,952	14,146,127
Share based compensation	15,435,268	12,220,320	15,706,653	2,302,184	46,728,166	52,049,596	7,629,109
Foreign exchange loss	26,585,718	810,325	1,105,887	162,094	51,039,667	31,657,480	4,640,158
Income tax (benefit) expense	(6,726,258)	6,357,157	1,358,578	199,132	9,268,632	25,216,212	3,696,037

Non-GAAP adjusted net income	176,898,245	177,301,126	123,115,748	18,045,549	559,892,866	693,199,569	101,604,921

GAAP earnings per share
- Basic	2.94	3.56	1.62	0.24	8.79	12.59	1.85

- Diluted	2.93	3.56	1.62	0.24	8.72	12.57	1.84

Non-GAAP adjusted net income per share
- Basic	6.05	6.42	4.49	0.66	20.43	25.06	3.67

- Diluted	6.02	6.41	4.49	0.66	20.26	25.02	3.67

Weighted average shares outstanding
- Basic	29,230,396	27,609,689	27,410,714	27,410,714	27,406,263	27,664,687	27,664,687

- Diluted	29,374,682	27,657,378	27,410,714	27,410,714	27,640,626	27,704,201	27,704,201